COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

December 13, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Post-Effective Amendment No. 114 to Registration Statement on Form N-1A

Registration File Nos.: 2-99356; 811-04367

Dear Ladies and Gentlemen:

In connection with the registration of the Registrant under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR, pursuant to Rule 485(a) of the 1933 Act, Post-Effective Amendment No. 114 under the 1933 Act and Amendment No. 115 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act as an annual update of the Registrant’s registration statement with respect to two of the Registrant’s series, Columbia Asset Allocation Fund and Columbia Liberty Fund. Shortly after the filing, the Registrant expects to file a request for selective review because much of the information in the Amendment is substantially identical to the information contained in prior filings that have already been subject to review by the staff of the Securities and Exchange Commission (the “Commission”). The Registrant also expects to request acceleration of the effectiveness of the Amendment to January 31, 2011 following receipt of any comments from the staff of the Commission.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3743.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I

One Financial Center

Boston, MA 02111